UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Wang Laboratories, Inc.
                                (Name of Issuer)

    Common Stock, par value $0.01 per share (including the associated rights)
            4 1/2% Series A Cumulative Convertible Preferred Stock,
                           par value $0.01 per share
             6 1/2% Series B Cumulative Convertible Preferred Stock,
                            par value $0.01 per share
             Depositary Shares (each representing a 1/20TH interest
      in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock)
                         Common Stock Purchase Warrants
                          Special Common Stock Warrant
                         (Title of Class of Securities)


     Common Stock: 93369N109           Depositary Shares: 93369N208, 93369N604
  Series A Preferred Stock: N/A       Common Stock Purchase Warrants: 93369N117
  Series B Preferred Stock: N/A           Special Common Stock Warrant: N/A
                         (CUSIP Number of Class of Securities)

                                                          with a copy to:
          S.A. van Maasakker
             Getronics NV                               John M. Reiss, Esq.
              Donauweg 10                                 White & Case LLP
           1043 AJ Amsterdam                        1155 Avenue of the Americas
            The Netherlands                           New York, New York 10036
          011-31-20-586-1412                               (212) 819-8200

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                  June 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. (_)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D

CUSIP Nos.:       Common Stock: 93369N109
                  Series A Preferred Stock: N/A
                  Series B Preferred Stock: N/A
                  Depositary Shares: 93369N208, 93369N604
                  Common Stock Purchase Warrants: 93369N117
                  Special Common Stock Warrant: N/A

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Getronics NV
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) (__)
                                                               (b) (__)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK; WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              (__)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            *
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            *
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (__)

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         *
-------- -----------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

* Getronics NV may be deemed to be the beneficial owner of the Offer Securities reported herein through its ownership of all the outstanding shares of common stock of Getronics Acquisition, Inc. Such Offer Securities are not included above to avoid double counting.

                                  SCHEDULE 13D

CUSIP Nos.:       Common Stock: 93369N109
                  Series A Preferred Stock: N/A
                  Series B Preferred Stock: N/A
                  Depositary Shares: 93369N208, 93369N604
                  Common Stock Purchase Warrants: 93369N117
                  Special Common Stock Warrant: N/A

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Getronics Acquisition, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) (__)
                                                               (b) (__)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              (__)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING                     0
PERSON WITH                         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            Common Stock:  48,037,898
                                            Series A Preferred Stock:  90,000
                                            Depositary Shares:  2,110,4651
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            Common Stock:  48,037,898
                                            Series A Preferred Stock:  90,000
                                            Depositary Shares:  2,110,4651(1)
                                            Common Stock
                                             Purchase Warrants:  4,045,1882(2)
                                            Special Common Stock Warrant: 1(3)
----------------------------------- ------- ------------------------------------

-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFECIALLY OWNED BY EACH REPORTING PERSON
         Common Stock: 48,037,898
         Series A Preferred Stock: 90,000
         Depositary Shares: 2,110,4651(1)
         Common Stock Purchase Warrants: 4,045,1882(2)
         Special Common Stock Warrant: 1(3)
-------- -----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (__)

-------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Common Stock: 98.1%(4)
         Series A Preferred Stock: 100%(5)
         Depositary Shares: 91.1%(1, 6)
         Common Stock Purchase Warrants: 56.1%(2, 7)
         Special Common Stock Warrant: 100%(3, 8)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

------------------------

(1) Each Depositary Share represents a 1/20TH interest in a share of Series B Preferred Stock.

(2) Each Common Stock Purchase Warrant represents the right to purchase one share of Common Stock.

(3) The Special Common Stock Warrant represents the right to purchase 213,675 shares of Common Stock.

(4) Based on total outstanding shares of Common Stock of 48,970,484 as of June 7, 1999, according to the Company's transfer agent.

(5) Based on total outstanding shares of Series A Preferred Stock of 90,000 as of June 7, 1999, according to the Company's transfer agent.

(6) Based on total outstanding Depositary Shares of 2,317,647 as of June 7, 1999, according to the Company's transfer agent.

(7) Based on total outstanding Common Stock Purchase Warrants of 7,204,758 as of June 7, 1999, according to the Company's transfer agent.

(8) Based on one outstanding Special Common Stock Warrant as of June 7, 1999, according to the Company's transfer agent.

          This Amendment No. 1 amends and supplements the Schedule 13D(9) filed on June 9, 1999 relating to the shares of (i) Common Stock, par value $0.01 per share (including the associated rights), (ii) 4 1/2% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, (iii) 6 1/2% Series B Cumulative Convertible Preferred Stock, par value $0.01 per share, (iv) Depositary Shares (each representing a 1/20TH interest in a share of 6 1/2% Series B Cumulative Convertible Preferred Stock), (v) Common Stock Purchase Warrants (other than the Special Common Stock Warrant) and (vi) the Special Common Stock Warrant of Wang Laboratories, Inc., a corporation organized under the laws of Delaware ( the "Company"). The principal executive offices of the Company are located at 290 Concord Road, Billerica, Massachusetts 01821-4130.

------------------------
(9) The final amendment no. 5 to the Schedule 14D-1 filed by Getronics NV and Getronics Acquisition, Inc. on June 9, 1999 also constituted the initial statement on Schedule 13D for both companies with respect to Wang Laboratories, Inc.


Item 3.  Source and Amount of Funds or Other Consideration.

          "The amount of funds required by the Purchaser to purchase the Depositary Shares described in Item 5(c) hereof was approximately $18.6 million. The Purchaser obtained such funds from Parent and/or one or more of its affiliates, which obtained such funds from cash on hand, proceeds from a convertible preferred stock offering by Parent completed in April of 1999 and through a loan facility (the "Credit Facility"), dated June 9, 1999, provided by ABN AMRO Bank N.V., ING Bank N.V. and certain other financial institutions (the "Banks") pursuant to which the Banks have agreed to lend Parent and/or one or more of its affiliates up to NLG 4,000,000,000.


Item 5.  Interest in Securities of the Issuer.

          "(a) Parent and the Purchaser beneficially own 48,037,898 shares of Common Stock, 90,000 shares of Series A Preferred
     Stock, 2,110,465 Depositary Shares, 4,045,188 Common Stock Purchase Warrants and the one outstanding Special Common Stock Warrant. The 48,037,898 shares of Common Stock and warrants to purchase 4,258,863 shares of Common Stock represent approximately 92.7% of all shares of Common Stock outstanding or issuable upon exercise of warrants. The 90,000 shares of Series A Preferred Stock represent 100% of all shares of Series A Preferred Stock outstanding. The 2,110,465 Depositary Shares represent approximately 91.1% of all shares of Series B Preferred Stock.

          (b) Parent and the Purchaser have shared voting power and shared dispositive power with respect to 48,037,898 shares of
     Common Stock, 90,000 shares of Series A Preferred Stock and 2,110,465 Depositary Shares. In addition, Parent and the Purchaser have shared dispositive power with respect to 4,045,188 Common Stock Purchase Warrants and the one outstanding Special Common Stock Warrant.

          (c) On June 15, 1999, pursuant to a Stock Purchase Agreement, dated as of June 10, 1999, by and among Soundshore Holdings Ltd., a limited liability company organized and existing under the laws of Bermuda, Soundshore Opportunity Holding Fund Ltd., a limited liability company organized and existing under the laws of Bermuda, and the Purchaser (the "First Stock Purchase Agreement"), the Purchaser purchased 262,100 Depositary Shares for total consideration of $14,428,605 in a privately negotiated transaction. The First Stock Purchase Agreement is incorporated herein by reference and is filed as Exhibit 1 hereto.

          On June 16, 1999, pursuant to a Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc., a corporation organized and existing under the laws of the State of New York and the Purchaser (the "Second Stock Purchase Agreement"), the Purchaser purchased 11,450 Depositary Shares for total consideration of $630,322.50 in a privately negotiated transaction. The Second Stock Purchase Agreement is incorporated herein by reference and is filed as Exhibit 2 hereto.

          On June 15, 1999, pursuant to a Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc., a corporation organized and existing under the laws of the State of New York and the Purchaser (the "Third Stock Purchase Agreement"), the Purchaser purchased 63,913 Depositary Shares for total consideration of $3,518,410.65 in a privately negotiated transaction. The Third Stock Purchase Agreement is incorporated herein by reference and is filed as Exhibit 3 hereto.

          Except as set forth in this Item 5(c), neither of Parent nor the Purchaser to the best of their knowledge, has effected any transaction in Offer Securities during the past 60 days."

Item 7.  Material to be Filed as Exhibits.

         The following exhibits are filed with this statement:

         1. First Stock Purchase Agreement, dated as of June 10, 1999, by and among Soundshore Holdings Ltd., Soundshore Opportunity Holding Fund Ltd. and the Purchaser.


         2. Second Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc. and the Purchaser.

         3. Third Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc. and the Purchaser.

                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1999              GETRONICS NV



                                   By: /s/ J.L. Docter
                                       ------------------------
                                       Name:  J.L. Docter
                                       Title: Chief Financial Officer


Dated:  June 16, 1999              GETRONICS ACQUISITION, INC.



                                   By: /s/ J.L. Docter
                                       ------------------------
                                       Name:    J.L. Docter
                                       Title:   Treasurer

                                  Exhibit Index

          1. Stock Purchase Agreement, dated as of June 10, 1999, by and between Soundshore Holdings Ltd., Soundshore Opportunity Holding Fund Ltd. and the Purchaser.

          2. Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc. and the Purchaser.

          3. Stock Purchase Agreement, dated as of June 10, 1999, by and between Salomon Smith Barney Inc. and the Purchaser.